NEWS RELEASE

July 5, 2010

Trading Symbols:

AMM :TSX, AAU : NYSE AMEX

www.almadenminerals.com

Almaden Minerals Ltd. Announces Closing of Private Placement and Provides Exploration Update

Almaden Minerals Ltd. (the “Company”) announces that it has closed a Private Placement of 1,003,821 Common Shares at a price of $1.20 per Share.   The hold period on the securities expires on October 30, 2010.

Cash commissions totalling $60,000 was paid with regards to 833,331 flow-through shares issued to certain MineralFields Super flow through funds together with 49,997 Finder’s Warrants entitling the holders to purchase for a period ending June 29, 2011 up to 49,497 Common Shares at a price of $1.20 per share. A cash commission of $5976 was also paid with regards to the subscription of an additional 83,000 flow through Common Shares. An additional 2,490 flow through Common Shares were purchased by a non-insider and Insiders of the Company purchased an additional 85,000 flow through Common Shares with respect to which purchases no commission was paid. The Placement closed June 29, 2010.

The funds generated from the placement are to be used by the Company for continued exploration on the Company’s Elk property and any remainder will be spent on BC properties. Work has commenced on the Elk property with the construction of a new camp and the commencement of diamond drilling operations.

The Company also has initiated diamond drilling on its wholly owned Tuligtic property in Mexico. This program will test several epithermal vein targets. The first whole was lost in deep overburden however the second hole has intersected multiple banded quartz-adularia-rhodochrosite-sulphide veins which will be sampled and submitted for analytical analysis in accordance with National Instrument 43-101 procedures.

Morgan J. Poliquin, P. Eng., the President and CEO of Almaden and a qualified person under the meaning of National Instrument 43-101 reviewed the technical information in this news release.

On Behalf of the Board of Directors

    “Duane Poliquin”

_____________________

Duane Poliquin

Chairman and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE Amex have reviewed or accepted any responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management."  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward -looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.